September 7, 2011
99 GARNSEY ROAD PITTSFORD, NY 14534 (585) 419-8800

THOMAS E. WILLETT

	DIRECT:	(585) 419-8646
Via Electronic Transmission	FAX:	(585) 419-8818
TWILLETT@HARRISBEACH.COM

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Lucid, Inc. Registration Statement on Form S-1 Filed April 15, 2011 Amended June 27, 2011 Amended August 1, 2011 Amended August 1, 2011 No. 333-173555

Dear Ms. Ravitz:

On behalf of Lucid, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 to the above-referenced registration statement (the “Registration Statement”) together with exhibits thereto.  An electronic version of Amendment No. 4 concurrently has been filed with the Securities and Exchange Commission (the “Commission”) through its EDGAR system.  The enclosed Amendment No. 4 has been marked to reflect changes made to the original filing.

Amendment No. 4 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated August 9, 2011.  Set forth below are the Registrant’s responses to the Staff’s comments.  For convenience of reference, the text of the Staff’s comments in the Staff’s letter has been reproduced in italicized type herein.

Our Strategy, page 5

1.                                      We note the reference to the market survey, added on page 4 in response to prior comment 1. Please provide us with more details regarding this survey. For example, please tell us who comprised the 245 respondents, when it was conducted and to what questions were they asked to respond? Provide us with copies of any documentation related to the survey.

The Registrant supplementally advises the staff that the survey was conducted using “SurveyMonkey,” with distribution through email.  In July and August of 2008, the survey was provided to all of the Registrant’s employees, each of whom was asked to forward the survey to their email contacts.  The participants were asked to respond to fourteen questions in order to gather demographic information, history of dermatological procedures, and preferences regarding dermatology treatment, as further detailed in the enclosed materials.

Pursuant to Rule 418(b) under the Securities Act, the Registrant is supplementally furnishing with this response copies of this survey, which includes a summary of the responses thereto.  The Registrant hereby requests that these materials be returned to the Registrant upon completion of the Staff’s review and that, pending such return, these materials be withheld from release.  The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto.

Use of Proceeds, page 39

2.                                      We note your revised disclosures in response to prior comment 2. Given your disclosure that the fees owed to and amounts pledged by Northeast LCD are tied to the completion of this offering, please tell us why these amounts, and those owed pursuant to Exhibit 10.32, are not included in your disclosure regarding intended uses of proceeds.

In response to the portion of this comment relating to Northeast LCD Capital, the Registrant supplementally advises the Staff that Northeast LCD Capital has confirmed its election to receive its accrued fees in shares of our common stock at a discount of 30% from the initial public offering price.  The prospectus has been revised on pages 8, 9, 43, 44 and 101 to reflect this election, and the relevant agreement has been filed as Exhibit 10.34.

In response to the portion of this comment relating to Exhibit 10.32 (Promissory Note, given by the Registrant in favor of Dale Crane, dated December 31, 2010), the prospectus has been revised at page 39 to clarify that approximately of $193,103 of the net proceeds will be used to repay certain outstanding affiliate debt.  The Registrant supplementally advises the Staff that this amount includes the $40,000 note held by Dr. Eastman, as well as the January 2012 installment payment due to Mr. Crane in respect of his promissory note.

Dilution, page 42

3.                                      Please refer to the last paragraph of this section. Please revise to disclose how the percentages and numbers in the second table on page 43 would change if you were to include the transactions you say are currently excluded, including the warrants related to those transactions.

The prospectus has been revised at page 44 to disclose the full dilutive impact of the excluded transactions.

Subsequent Events, page 52

4.                                      Please expand to describe the purposes to which the proceeds of the July 2011 offering were put.

The prospectus has been revised at page 53 to disclose that the proceeds of the July 2011 Convertible Debt Offering were used for general working capital and operating expenses.

Verify third party . . ., page 61

5.                                      We note your revisions here regarding coverage of “either” portion of the imaging procedure. Please tell us, with a view toward disclosure, whether there is a material difference in the reimbursement rates applicable to the portions you mention.

The Registrant supplementally advises the Staff that management believes that there is no material difference in the reimbursement rates for the two portions of the imaging procedure.

Clinical Studies, page 68

6.                                      With regard to prior comment 6, it remains unclear how the aggregation of data from the referenced studies constitutes the “conclusions of management” as opposed to summarization of third-party reports. Accordingly, we reissue the third bullet point of prior comment 6.

As was discussed with the Staff, the studies in question were independent studies conducted by parties unaffiliated with the Registrant and published in peer reviewed medical journal publications and, as such, are available to anyone at no or nominal cost.  The Registrant believes that the studies represent the most recently available data and also represent all of the available studies that present the shared elements of sensitivity, specificity and test accuracy.  Consistent with discussions with the Staff, moreover, the discussion has been revised at page 68 to clarify that the findings set out in the prospectus represent management’s good faith determinations based on its review of all available published studies, including the data in the eight studies published in peer reviewed medical journals. As such, we respectfully suggest that no consents should be required.

Our Sales Process, page 70

7.                                      We note your revisions in response to prior comment 7. Please revise to identify the parties who provided the advice mentioned here and on page 83 and file their consents as exhibits. Please clarify how you determined that incorporation of your technology is cash flow neutral given the monthly escalating lease you mention. Also, your conclusions appear to assume that dermatology practices are staffed with medical technicians. Please tell us why you believe this assumption is appropriate.

In response to the portion of this comment relating to the consulting firms retained by the Registrant, the Registrant supplementally advises the Staff that the consent of Scott Taylor &

Associates, the medical reimbursement firm referred to in the prospectus, has been filed as Exhibit 23.3.  Further, the prospectus has been revised at pages 61 and 83 to remove the reference to a second consulting firm, as the second firm has not yet begun work on behalf of the Registrant.

In response to the second portion of this comment relating to cash flow, the Registrant supplementally advises the Staff as follows:

To calculate estimated practice economics, the Registrant evaluated the Relative Value Units (“RVU”) assigned by Centers for Medicare & Medicaid Services (“CMS”) to a typical dermatology procedure case mix, compared to a pro forma estimate of what the Registrant believes a procedure case mix would be after placing a VivaScope in the dermatology practice.  The RVU metric reflects the time, skill, training and intensity required to provide a given service.  The Registrant also prepared a pro forma cash flow statement to reflect the integration of a VivaScope, including the tax benefit available in the first year, for a dermatologist utilizing our products and services.

The Registrant believes that a physician in a typical high volume dermatology practice will perform in one month approximately 160 biopsies (CPT code 11100 with 3.62 RVUs per procedure) and 48 skin cancer surgeries (CPT code 11600 with 6.40 RVUs per procedure) assuming Manhattan region RVUs and CMS reimbursement rates.  In this example, these 208 procedures would equate to a monthly aggregate reimbursement of approximately $30,144 for producing 886 RVUs of output.

For dermatology practices adopting VivaScope, the Registrant believes the level of skill intensity and effort associated with the VivaScope procedure is equivalent to whole body photography or dermoscopy (CPT code 96904). Based on its general understanding of the industry, and on its experience with dermatologists who currently use its technology in private practice, the Registrant believes VivaScope procedures will be performed by physician extenders (physician assistants, nurses and medical technicians) who already work in the dermatologist’s office.

In the VivaScope-enabled practice, assuming (i) the same number (208) of monthly procedures as a practice without a VivaScope, and (ii) the use of physician extenders for the VivaScope imaging procedure, we estimate that the physician should have an additional 176 RVUs of clinical capacity for about 28 additional clinical cases.  Accordingly, in this example, the result would be equivalent revenue of $30,228 per month, compared to a practice which is not using a VivaScope.  Therefore, the Registrant believes that the introduction of VivaScope initially will be revenue neutral to the dermatology practice, as shown on the tables below:

	Practice without VivaScope
	Biopsy	Surgery	Total
Monthly Patients	160	48	208
Reimbursement	$123	$218
Reimbursement per month	$19,680	$10,464	$30,144
RVUs per procedure	3.62	6.40
Total RVUs	579	307	886

	Practice with VivaScope
	Image	Surgery	Other	Total
Monthly Patients	160	48	28	236
Reimbursement	$86	$218	$218
Reimbursement per month	$13,760	$10,464	$6,004	$30,228
RVUs per procedure	2.52	6.40	6.40
Total RVUs	403	307	176	886

The Registrant’s commercialization plan for VivaScope is to offer a five-year capital lease through a third party with ownership and related tax benefits flowing to the physician.  The following model estimates cash flows for a dermatology practice with and without a VivaScope:

	Without	With
	VivaScope	VivaScope
	One Year	One Year
Annual Revenue	$361,728	$362,736

Interest charges		$(5,228)
Section 179 deduction		$(65,000)
Property and sales tax		$(1,973)
Disposables		$(9,600)
Pretax income	$361,728	$280,935
Federal tax @38%	$(137,457)	$(106,755)
Net income	$224,271	$174,180

Plus: Section 179 deduction		$65,000
Less: Lease Principal		$(10,804)
Cash flow	$224,271	$228,376

Under the above model, a dermatology practice would generate approximately $4,000 of additional cash flow by introducing VivaScope into the practice in year one.  In year two and beyond, the Registrant projects that patient and procedure flow would increase at the dermatology practice due to the competitive advantage afforded by Registrant’s non-invasive imaging procedure.

Compensation Program, page 92

8.                                      We refer to your response to prior comment 10. Please tell us what actions you have taken to determine the identities of the comparator companies. For example, have you asked First Niagara? Also, in light of your fiscal 2010 revenues, please revise to explain why the Compensation Committee accepted the recommendation regarding companies in the $10 to $15 million range.

The Registrant supplementally advises the Staff that the Registrant has discussed this comment, and the related prior comments, with the Registrant’s compensation consultant.  This consultant advises that the survey lists the names of all 245 public companies included in the survey, but does not break this list down by revenue category.  Accordingly, it is not possible to determine which of these 245 companies are among the companies used for the targeted revenue range of $10 million to $15 million.  The Registrant supplementally advises the Staff that this range was used because it is the lowest range available on this survey.  Further, it should be noted that the salary increases discussed on page 93 will not take effect until a later date, at which time this revenue category is fairly consistent with management’s internal projections for the period when such increased salaries will take effect.

Related Party Transactions, page 99

9.                                      We note your response to prior comment 13 and your revised disclosure. Please revise to disclose the information required by Regulation S-K Item 404 as of the most recent practicable date for each of the transactions mentioned in this section.

The prospectus has been revised at page 101 to include this information as of the most recent practicable date.

10.                               We reissue prior comment 14 with respect to footnote 22 because it appears you have identified only the natural persons who have “investment discretion.” We will continue to evaluate the remainder of your response after you revise to include the information in the amendment you mention.

The prospectus has been revised at page 105 to identify the natural persons who have or share voting and/or dispositive power with respect to the shares held by such entities.

Principal and Selling Stockholders, page 103

11.                               Please revise notes 2 and 3 to include the shares related to the July 2011 Convertible Debt Offering. Please also clarify your reference in note 16 to an offering in “July 2010.”

The prospectus has been revised at page 103 to include the shares related to the July 2011 Convertible Debt Offering in Notes 2 and 3, and the clerical error referring to a July 2010 offering has been corrected on page 104.

Other, page 117

12.                               We refer to Exhibit 4.26 and your disclosure on page II-4 concerning recent warrant issuances to Maxim Partners, LLC. Please revise to disclose the material terms of these issuances including, as applicable, the amount of any discounts.

The prospectus has been revised at page 117 to disclose the material terms of the fees paid and warrant issuances to Maxim Partners, LLC.  The Registrant supplementally advises the Staff that the Registrant identified a drafting error in the form of the warrants that were issued to Maxim Partners, LLC, and which were previously filed as Exhibits 4.16 and 4.26.  The prior forms of warrants did not conform to the terms of the underlying agreement pursuant to which they were issued and this error has been corrected in re-filed exhibits.  Accordingly, these warrants have been revised and re-issued to Maxim Partners, LLC, and the corrected warrants held by Maxim Partners, LLC have been re-filed as Exhibits 4.16 and 4.26.

Exhibits

13.                               Please reconcile the first sentence of your response to prior comment 20 with the first paragraph of Exhibits 10.17 and 10.18, each of which refers to a “public offering of . . . warrants to purchase common stock of the Company.”

The Registrant supplementally advises the Staff that, notwithstanding the language in the preamble of these exhibits, the underwriters have advised the Registrant that they have no intention to register warrants to purchase the Registrant’s common stock.

14.                               We note your response to prior comment 21. With a view toward a clarified opinion, please ask counsel to tell us why its conclusions regarding the legality of the issuance as it relates to the shares to be sold by Selling Stockholders appears to depend on the sale of such shares under the Underwriting Agreement. Why would those shares not be legally issued, fully paid and non-assessable after they were issued in accordance with the instruments that govern their conversion?

We have revised our opinion to clarify that the legality of the issuance of shares sold by the Selling Stockholders is not dependent upon the sale of such shares under the Underwriting Agreement.

15.                               Please file Exhibit 10.12 in definitive form showing executed or conformed signatures from all parties to the agreement.

Exhibit 10.12 has been revised and re-filed with conformed signatures from all parties to the agreement.

If you have any questions regarding this filing, please feel free to call the undersigned at (585) 419-8646 or, in my absence, Alyssa Fontaine at (585) 419-8719.

Very truly yours,

/s/ Thomas E. Willett
Thomas E. Willett
Enclosures: Lucid Survey (2008)